EXHIBIT 99.47
                                                                   -------------


                                  PRESS RELEASE
            VERMILION ENERGY TRUST ANNOUNCES EXCHANGEABLE SHARE RATIO
                     FOR IMMEDIATE RELEASE - AUGUST 15, 2003


Vermilion Energy Trust (VET.UN-TSX) is pleased to announce the increase to the Exchange Ratio of the Exchangeable Shares of Vermilion Resources Ltd. from
1.06810 to 1.08076. The increase will be effective on August 15, 2003. A "Notice of Retraction" must be received by Computershare by August 20, 2003 to receive this exchange ratio. All notices received after this date will receive the exchange ratio to be determined on September 15, 2003.

The following are the details used in the calculation of the Exchange ratio:

Record Date of Vermilion Energy Trust Distribution                                      July 31, 2003
Opening Exchange Ratio                                                                  1.06810
Vermilion Energy Trust Distribution per Unit                                            $0.17

10-day Weighted Average Trading Price ("Current Market Price")                          $14.34463
(Including the Last Business Day Prior to the Distribution Payment Date)

Increase in the Exchange Ratio                                                          0.01266
Effective Date of the Increase in the Exchange Ratio                                    August 15, 2003
Exchange Ratio as of the Effective Date                                                 1.08076

The increase in the exchange ratio is calculated by multiplying the Vermilion Energy Trust Distribution per Unit by the previous months exchange ratio and dividing by the Current Market Price of VET.UN.

A holder of Vermilion Resources Ltd. Exchangeable Shares can exchange all or a portion of their holdings at any time for Vermilion Trust Units by completing a Retraction Request form. You can obtain a copy by contacting Computershare Trust Company of Canada at (403) 267-6894.

For further information please contact:

Paul Beique
Director Investor Relations
2800, 400 - 4th Avenue S.W.
Calgary, Alberta  T2P 0J4
Phone:   (403) 269-4884
Fax:     (403) 264-6306
IR Toll Free:  1-866-895-8101
info@vermilionenergy.com
www.vermilionenergy.com